SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R.Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form S-8 (Registration No. 333-116429), filed with the Commission on June 14, 2004, and its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004.

Press Release

For Immediate Release

OTI CLOSES SALE OF INTERCARD KARTENSYSTEME GMBH
SUBSIDIARY FOR $2.5 MILLION

Enables Focus on Three Main Vertical Markets of SmartID, Payments and Petroleum

Fort Lee, New Jersey – January 19, 2005 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micropayments, petroleum payments and other applications, announced today that it has finalized the sale of its wholly-owned German subsidiary, InterCard Kartensysteme GmbH for approximately $2.5 million. OTI will retain its profitable InterCard Systemelectronic GmbH subsidiary, which provides OEM and electronics manufacturing services.

The subsidiary sold is engaged in the sale and support of closed campus systems, which is considered to be a highly competitive market with relatively low margins and high operating expenses. This follows OTI’s acquisition of ASEC S.A. of Poland that has since received some orders valued at approximately $1.5 million for 2500 contactless reader equipped terminals.

The transactions are expected to improve the Company’s long-term profitability, with some decrease in revenues in the short term, by adding a profitable company with higher margins and recurring revenue businesses and by selling an existing division with high operating expenses.

Mr. Oded Bashan, President & CEO of OTI noted, “The sale of InterCard Kartensysteme GmbH is reducing operating expenses and debt and saving significant resources, while the acquisition of ASEC is introducing OTI to new and growing clients within the emerging European countries market. These actions are in accordance with OTI’s strategy to focus on three vertical markets – Payment, Petroleum and SmartID - where we provide complete solutions that adhere to our higher margin and recurring revenues business model.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements, including statements that utilize the terms “contemplates,” “will,” “expect,” “believe,” “promising” and “potentially.” Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release and the risk that neither of the transactions described herein may be consummated upon the terms described herein or at all. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. Results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com.

OTI Contact: Galit Mendelson Director of Corporate Communication 201 944 5200 ext. 111 galit@otiglobal.com	IR Contact: Paul Holm PortfolioPR 212 736 9224 pholm@portfoliopr.com	Media Relations Adam Handelsman 5W Public Relations 212 999 5585 ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: January 19th, 2005